February 4, 2020

Joseph B. Bower, Jr.
President and Chief Executive Officer
CNB Financial Corporation
1 South Second Street
PO Box 42
Clearfield, PA 16830

       Re: CNB Financial Corporation
           Registration Statement on Form S-4
           Filed January 30, 2020
           File No. 333-236172

Dear Mr. Bower:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance